UNITED STATES
                    SECURITIES AND EXCHANGE COMMISSION
                           Washington, DC 20549


                               SCHEDULE 13D
                 Under the Securities Exchange Act of 1934
                             (Amendment No. 2)



                         LaSalle Hotel Properties
                         ------------------------
                             (Name of Issuer)



           Common Shares of Beneficial Interest, $.01 par value
           ----------------------------------------------------
                      (Title of Class of Securities)



                                 517942108
                              --------------
                              (CUSIP Number)



                              Gordon G. Repp
                  Vice President and Assistant Secretary
                      Jones Lang LaSalle Incorporated
                          200 East Randolph Drive
                         Chicago, Illinois  60601
                               312-782-5800
             -------------------------------------------------
               (Name, Address and Telephone Number of Person
             Authorized to Receive Notices and Communications)



               March 30, March 31, April 1 and April 2, 2004
          ------------------------------------------------------
          (Date of Event which Requires Filing of this Statement)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ]

















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


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1.    NAME OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Jones Lang LaSalle Incorporated
      (formerly known as LaSalle Partners Incorporated)
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2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

      (a)   [  ]
      (b)   [  ]
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3.    SEC USE ONLY
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4.    SOURCE OF FUNDS*

      00
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5.    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) OR 2(e)   [  ]
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6.    CITIZENSHIP OR PLACE OR ORGANIZATION

      Maryland
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NUMBER OF         7.    SOLE VOTING POWER
SHARES                  0
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BENEFICIALLY      8.    SHARED VOTING POWER
OWNED BY                0
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EACH              9.    SOLE DISPOSITIVE POWER
REPORTING               0
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PERSON            10.   SHARED DISPOSITIVE POWER
WITH                    0
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11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      0
---------------------------------------------------------------------------

12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
      SHARES*          [  ]

      Not Applicable
---------------------------------------------------------------------------

13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      0.0%
---------------------------------------------------------------------------

14.   TYPE OF REPORTING PERSON*

      CO
---------------------------------------------------------------------------
---------------------------------------------------------------------------

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


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1.    NAME OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Jones Lang LaSalle Co-Investment, Inc.
      (formerly known as LaSalle Partners Co-Investment, Inc.)
---------------------------------------------------------------------------

2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

      (a)   [  ]
      (b)   [  ]
---------------------------------------------------------------------------

3.    SEC USE ONLY
---------------------------------------------------------------------------

4.    SOURCE OF FUNDS*

      00
---------------------------------------------------------------------------

5.    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) OR 2(e)   [  ]
---------------------------------------------------------------------------

6.    CITIZENSHIP OR PLACE OR ORGANIZATION

      Maryland
---------------------------------------------------------------------------

NUMBER OF         7.    SOLE VOTING POWER
SHARES                  0
---------------------------------------------------------------------------

BENEFICIALLY      8.    SHARES VOTING POWER
OWNED BY                0
---------------------------------------------------------------------------

EACH              9.    SOLE DISPOSITIVE POWER
REPORTING               0
---------------------------------------------------------------------------

PERSON            10.   SHARED DISPOSITIVE POWER
WITH                    0
---------------------------------------------------------------------------

11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      0
---------------------------------------------------------------------------

12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
      SHARES*          [  ]

      Not Applicable
---------------------------------------------------------------------------

13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      0.0%
---------------------------------------------------------------------------

14.   TYPE OF REPORTING PERSON*

      CO
---------------------------------------------------------------------------
---------------------------------------------------------------------------

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



      This Amendment No. 2 amends the Schedule 13D previously filed by Jones Lang LaSalle Incorporated with the Securities and Exchange Commission on March 10, 1999 (the "Schedule 13D"), as amended by Amendment 1 to
Schedule 13D filed on February 12, 2001 (the "Amended Schedule 13D"). This Amendment No. 2 is filed by the Reporting Persons in accordance with Rule 13d-2 of the Securities Exchange Act of 1934, as amended, and refers only to information which has materially changed since the filing of the Amended Schedule 13D. The items identified below, or the particular paragraphs of such items which are identified below, are amended as set forth below.

      This Amendment is being filed pursuant to a Joint Reporting Agreement dated June 30, 2004, a copy of which is attached as Exhibit A hereto, among and on behalf of the Reporting Persons. Capitalized terms used in this Amendment and not otherwise defined herein have the meanings set forth in the Amended Schedule 13D. The item numbers and responses thereto below are in accordance with the requirements of Schedule 13D. All Rule citations used in this Amendment are to the rules and regulations promulgated under the Exchange Act.


ITEM 2.  IDENTITY AND BACKGROUND

      Item 2 of Amended Schedule 13D is hereby amended by deleting it in its entirety and replacing it with the following:

      This statement is being filed by Jones Lang LaSalle Incorporated (formerly known as LaSalle Partners Incorporated) ("Jones Lang LaSalle") and its wholly owned subsidiary, Jones Lang LaSalle Co-Investment, Inc. ("Jones Lang LaSalle Co-Investment").

      Jones Lang LaSalle is a Maryland corporation principally engaged in providing real estate services and investment management. Jones Lang LaSalle Co-Investment is a Maryland corporation formerly engaged in the business of investing in real estate and real estate related investments.

      The principal business and office address of Jones Lang LaSalle and Jones Lang LaSalle Co-Investment is: 200 East Randolph Drive, Chicago, Illinois 60601.

      During the last 5 years, the Reporting Persons have not been convicted in a criminal proceeding or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction.


ITEM 4.  PURPOSE OF TRANSACTION

      Item 4 of Amended Schedule 13D is hereby amended by deleting it in its entirety and replacing it with the following:

      Not applicable.


















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


ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

      Item 5 of Amended Schedule 13D is hereby amended by deleting it in its entirety and replacing it with the following:

     (a) The aggregate number and percentage of Common Shares (consisting of those which may be issued pursuant to Options) to which this Schedule 13D relates is 0, representing 0.0% of the Common Shares outstanding as determined pursuant to the regulations promulgated under Section 13 of the Securities Exchange Act of 1934, as amended. The Reporting Persons beneficially own those Common Shares as follows:

                                       AGGREGATE NUMBER
                                       OF COMMON SHARES,    % OF COMMON
      NAME                             OPTIONS AND UNITS      SHARES
      ----                             -----------------    -----------

Jones Lang LaSalle                             0               0.0%
Jones Lang LaSalle Co-Investment               0               0.0%

      (b)   The Reporting Persons no longer hold any Options or Common
Shares.

      (c) On March 30, March 31, April 1 and April 2, 2004, 290,471 Common Shares were sold by the Reporting Persons and entities controlled by them.

      (d)   Not applicable.

      (e)   February 1, 2001


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

      Item 6 of Amended Schedule 13D is hereby amended by deleting it in its entirety and replacing it with the following:

      Not applicable.


ITEM 7.  MATERIALS TO BE FILED AS EXHIBITS

      Exhibit A:   Joint Filing Agreement


























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


                                 SIGNATURE


      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  June 30, 2004



                              JONES LANG LASALLE CO-INVESTMENT, INC.
                              (formerly known as LaSalle
                              Partners Co-Investment, Inc.)


                              By:     /s/ GORDON G. REPP
                                      --------------------------
                              Name:   Gordon G. Repp
                              Title:  Assistant Secretary




                              JONES LANG LASALLE INCORPORATED
                              (formerly known as LaSalle
                              Partners Incorporated)


                              By:     /s/ GORDON G. REPP
                                      --------------------------
                              Name:   Gordon G. Repp
                              Title:  Vice President





































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


                                 EXHIBIT A
                                 ---------


                          JOINT FILING AGREEMENT
                          ----------------------


      In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing with all other Reporting Persons (as such term is defined in the Schedule 13D referred to below) on behalf of each of them of a statement on Schedule 13D (including amendments thereto) with respect to the Common Shares of Beneficial Interest, $.01 par value per share ("Common Shares"), of LaSalle Hotel Properties and that this Agreement be included as an Exhibit to such joint filing. This Agreement may be executed in any number of counterparts all of which taken together shall constitute one and the same instrument.

      IN WITNESS WHEREOF, the undersigned hereby execute this Agreement this 30th day of June, 2004.



                              JONES LANG LASALLE CO-INVESTMENT, INC.
                              (formerly known as LaSalle
                              Partners Co-Investment, Inc.)


                              By:     /s/ GORDON G. REPP
                                      --------------------------
                              Name:   Gordon G. Repp
                              Title:  Assistant Secretary




                              JONES LANG LASALLE INCORPORATED
                              (formerly known as LaSalle
                              Partners Incorporated)


                              By:     /s/ GORDON G. REPP
                                      --------------------------
                              Name:   Gordon G. Repp
                              Title:  Assistant Secretary

























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